Exhibit (a)(1)(xii)

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL

CNPJ/MF 02.558.124/0001-12

Press Release

Embratel announces final results of tender offer for shares of Net Serviços de Comunicação S.A. and expiration of the period for the exercise of the shareholder put right

Rio de Janeiro, Brazil, January 18, 2011 – Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”) announces that the period for the exercise of the shareholder put right for preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”) of Net Serviços de Comunicação S.A. (“Net”) expired on January 13, 2011.

A total of 49,847,863 Preferred Shares, equivalent to 21.81% of outstanding Preferred Shares as of the date of the auction, were tendered during the shareholder put right period, bringing the final number of Preferred Shares tendered into the offer to 193,701,299, equivalent to 84.77% of outstanding Preferred Shares as of the date of the auction.

All Preferred Shares, including Preferred Shares represented by ADSs, that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the offer and applicable law.

As a result of the tender offer, Embratel has increased its ownership in Net to 210,838,097 Preferred Shares, representing 92.27% of outstanding Preferred Shares.

The current direct and indirect ownership held by Embrapar, together with its controlled company, Embratel, in Net’s total capital stock is 91.86%.

About Embratel

Embratel is a wholly owned subsidiary of Embratel Participações S.A. (“Embrapar”). For more information on Embratel and Embrapar, please visit www.embratel.com.br.